Exhibit 8

Country of Incorporation
THE NEWS CORPORATION LIMITED #	Aust
A.C.N. 000 024 028 Pty. Limited ^	Aust
A.N. Investments Pty. Limited #	Aust
Access Securities Pty. Limited #	Aust
Adelaide Rams Pty. Limited	Aust
Advertiser Newspapers Limited #	Aust
Advertiser-News Weekend Publishing Company Pty. Limited #	Aust
AH SO Pty. Limited	Aust
Allied Press Pty. Limited**	PNG
ALW Pty. Limited #	Aust
Australian Indoor Tennis Championships Pty. Limited ^	Aust
Australian News Network Pty. Limited #	Aust
Ayr Newspapers Pty. Limited #	Aust
B.B.A.C. Pty. Limited #	Aust
BB Sports Pty. Limited #	Aust
Binni Pty. Limited #	Aust
Bookcraft Printing Pty. Limited	Aust
Cable Media Investment Pty. Limited	Aust
Careerone Pty. Limited	Aust
Careerone Services Pty. Limited	Aust
Central Coast Publications Pty. Limited #	Aust
Control Investments Pty. Limited #	Aust
Cowboys Rugby League Football Limited	Aust
Cumberland Printers Pty. Limited #	Aust
Davies Brothers Limited #	Aust
EP Securities Pty. Limited	Aust
F.T.H. Properties Limited**	Fiji
Festival Allied International Trading House Pty. Limited #	Aust
Festival Books and Associates Limited**	Hong Kong
Festival Music Pty. Limited #	Aust
Festival Records (NZ) Ltd**	NZ
Festival Records Pty. Limited #	Aust
Fiji Times Limited**	Fiji
Flying Nun Records (Australia) Pty. Limited #	Aust
Flying Nun Records Limited**	NZ
GoFish Online Services Pty. Limited	Aust
HarperCollins B.V.	Netherlands
HWT (N.S.W.) Pty. Limited #	Aust
Larrikin Entertainment Pty. Limited	Aust
Leader Associated Newspapers Pty. Limited #	Aust
Leader Media Group Pty. Limited #	Aust
Leteno Pty. Limited	Aust
Lisrich Pty. Limited #	Aust
Lower Burdekin Newspaper Company Pty. Limited #	Aust
Melodian Records Pty. Limited #	Aust
Messenger Press Pty. Limited #	Aust
Mirror Newspapers Limited #	Aust
Mushroom Assets Pty. Limited #	Aust
Mushroom Distribution Services Pty. Limited #	Aust
Mushroom Multi Media Pty. Limited #	Aust
Mushroom Records International B.V.	Netherlands
Mushroom Records Pty. Limited #	Aust
N.Q.N. Investments Pty. Limited #	Aust
National Rugby League Investments Pty. Limited	Aust
Nationwide News Pty. Limited #	Aust
Nationwide Newspapers Pty. Limited #	Aust

Country of Incorporation
News Broadcasting Australia Pty. Limited	Aust
News Cayman Limited	Cayman Islands
News Classifieds Network (NCN) Pty. Limited #	Aust
News Connect Pty. Limited #	Aust
News Group Holdings Pty. Limited #	Aust
News Holdings (NZ) Limited**	NZ
News Interactive Pty. Limited #	Aust
News Limited #	Aust
News Magazines Operations Pty. Limited	Aust
News Magazines Pty. Limited	Aust
News Netherlands B.V.	Netherlands
News NT Investments Limited #	Aust
News Pay TV Pty. Limited	Aust
News Securities B.V.	Netherlands
News Sports Programming Pty. Limited #	Aust
News TV Magazines Pty. Limited	Aust
News U.S. Holdings Pty. Limited #	Aust
Newscorp Cayman Islands Limited	Cayman Islands
Newscorp Music Pty. Limited #	Aust
Newscorp Overseas Limited	Cayman Islands
Pacific Publications (Fiji) Limited**	Fiji
Perth Print Pty. Limited #	Aust
Picture This Records Pty. Limited #	Aust
Radmar Pty. Limited #	Aust
Reef League Pty. Limited	Aust
Rosella Music Pty. Limited	Aust
Rugby International Pty. Limited #	Aust
Sparad (No 9) Pty. Limited #	Aust
Sports Online Pty. Limited #	Aust
SRC Holdings Limited	Cayman Islands
Standard Newspapers Limited #	Aust
Star China Investment (No. 1) Limited	BVI
Super League Pty. Limited	Aust
Tejeku Pty. Limited #	Aust
Television Broadcasters Investments Pty. Limited	Aust
Terrace Investments Pty. Limited #	Aust
Thanatos Pty. Limited	Aust
The Herald and Weekly Times Limited #	Aust
The North Queensland Newspaper Company Limited #	Aust
The Sydney Suburban Newspaper Company Pty. Limited #	Aust
T-Net Online Pty. Limited #	Aust
Townsville Young Guns Limited	Aust
United Media Pty. Limited #	Aust
Wespre Limited #	Aust
Winston Investments Pty. Limited ^	Aust

NEWS PUBLISHERS HOLDINGS PTY. LIMITED #	Aust
News Cayman 2000 Limited	Cayman Islands
News Cayman DTH (Mexico) Limited	Cayman Islands
News Cayman DTH Limited	Cayman Islands
News Cayman Holdings Limited	Cayman Islands
Newscorp Cayman International Limited	Cayman Islands
News DTH (Latin America) Investments Limited	Cayman Islands
News DTH (Mexico) Investments Limited	Cayman Islands
News DTH do Brasil Comercios & Paticipacoes	Brazil
News DTH Investment Limited	Cayman Islands
News Finance (Cayman) Limited	Cayman Islands

Country of Incorporation
News Finance Pty.	Aust
News Printing Limited**	Hong Kong
News Publishers Investments Pty. Limited #	Aust
News Regional Sports Holdings Limited	Cayman Islands
News Regional Sports Member Limited	Cayman Islands
SmartSource Marketing Pty. Limited	Cayman Islands

STAR GROUP LIMITED	Cayman Islands
21st Century Holdings Limited	Hong Kong
Acetic Investments Limited	Mauritius
All Satellite T.V. Equipment Company Limited	Hong Kong
All Satellite TV Equipment Co Limited	BVI
Anurak Investments Limited	Mauritius
Asia Productions Limited	Mauritius
Asian Broadcasting FZE	UAE
Asian Music Corporation Limited	BVI
Best Alliance Profits Limited	BVI
Buzzer Investments Limited	Mauritius
Cable Technology Asia Corporation	Philippines
Crombie International Limited	Mauritius
Digital Star Company Limited	Cayman Islands
Dimples Investments Limited	BVI
Edgecliff Investments Limited	Mauritius
EL Television Limited	BVI
Fieldmouse Production, Inc.	USA
Fortune Star Pictures (HK) Limited	Hong Kong
Fortune Star Pictures (UK) Limited	UK
Fortune Star Entertainment Limited	BVI
Fruition Goal Limited	BVI
Hong Kong DTV Company Limited	Hong Kong
Indian Region Broadcasting Limited	Hong Kong
International Global Networks B.V.	Netherlands
Invicom Limited	Ireland
Kushmore Profits Limited	BVI
Livewire Programme & Trading Co. Private Limited	India
Mandarin-Media Assets Limited	BVI
Maximum Marks Limited	Hong Kong
Media Assets (Cayman) Limited	Cayman Islands
Media Consultancy YH	Korea
Moonglow International Limited	BVI
Mulberry Investments Limited	Mauritius
New Found International Limited	BVI
News Communications Hong Kong	Hong Kong
News Corporation (China) Limited	Hong Kong
News Finance HK Limited	Hong Kong
News PD Investments (BVI) Limited	BVI
Pine Hill Investments Private Limited	Mauritius
Precision Components Private Limited	India
PT Senturi Duapuluh Satu	Indonesia
Quazar Investments (Mauritius) Limited	Mauritius
Riddle Investments Limited	Mauritius
Satellite Television Asian Region B.V.	Netherlands
Satellite Television Asian Region Limited	Hong Kong
SGL Entertainment Limited	BVI
Shining Profits Limited	BVI
Sky Hill Enterprises Limited	Hong Kong
Spanish Investments Limited	Mauritius

Country of Incorporation
Star (China) Limited	BVI
Star (Middle East) Limited	BVI
Star (Taiwan) Limited	BVI
Star Alfaro Limited	Cayman Islands
Star Asian Movies Limited	BVI
Star Baazee Investment Limited	BVI
Star Daroca Limited	Cayman Islands
Star DTH (No. 1) Co. Limited	Mauritius
Star EKCS Cable Holding Company Limited	Cayman Islands
Star Encryption Networks Limited	Cayman Islands
Star India Private Limited	India
Star Indiaproperties Investment Limited	BVI
Star International Movies Limited	BVI
Star Investment Company Limited by shares	Taiwan
Star ISP Limited	Mauritius
Star Motilla Limited	Cayman Islands
Star Regional (SEA) Pte. Limited	Singapore
Star Television Advertising Limited	BVI
Star Television Asia Limited	BVI
Star Television Entertainment Limited	BVI
Star Television Holdings Limited	BVI
Star Television News Limited	BVI
Star Television Oriental Limited	BVI
Star Television Productions Limited	BVI
Star Television Technical Services Limited	BVI
Star TV (Nominees) Limited	Hong Kong
Star TV Filmed Entertainment (HK) Limited	Hong Kong
Star TV Filmed Entertainment Limited	BVI
Star Villena Limited	Cayman Islands
Star Zafra Limited	Cayman Islands
Starfish International Private Limited	Mauritius
Star-Travel.com Limited	BVI
STARTV ATC Holding Limited	BVI
STARTV.COM (BVI) Limited	BVI
STARTV.COM Holdings Limited	Bermuda
Starvision Hong Kong Limited	Hong Kong
Success Echo Limited	BVI
Superfair Development Limited	Hong Kong
SVJ Holding Limited	Mauritius
Yarraton Limited	BVI

NEWSCORP INVESTMENTS	UK
Admacroft Limited	UK
Applied Decision Systems Limited	UK
Broadsystem Limited	UK
Broadsystem Ventures Limited	UK
BSkyB Holdco, Inc.	USA
Canterpath Investments Limited	UK
Canterpath Limited	UK
Centrecore Limited	UK
Convoys (London Wharves) Limited	UK
Convoys Limited	UK
Convoys Pension Trustees Limited	UK
Convoys Transport Limited	UK
CRAIB Limited	Ireland
Crescent Wharves Limited	UK
Delphi Internet Limited	UK

Country of Incorporation
Deptford Cargo Handling Services Limited	UK
e-partners Capital Limited	UK
e-partners Limited	UK
Eric Bemrose Limited	UK
Eric Bemrose Staff Pension Trustees Limited	UK
Eric Bemrose Works Pension Trustees Limited	UK
eVest Limited	UK
Festival Records International Limited	UK
Fiori Limited	UK
Firedup.com Limited	UK
Flying Nun (UK) Limited	UK
HDM Worboys Limited	UK
Homeground Marketing Limited	UK
iLoan Limited	UK
Indian Region Broadcasting Limited	UK
Infectious Records Limited	UK
Integrated Solutions Development Limited	UK
IVEST Limited	UK
KIP Limited	UK
Learnfree Limited	UK
Lyntress Limited	UK
Media Debt Collections Limited	UK
Murdoch Magazines (UK) Limited	UK
Mushroom Records (UK) Limited	UK
NDS Holdco, Inc.	USA
News (UK) Limited	UK
News 2020 Limited	UK
News 2021 Limited	UK
News 2022 Limited	UK
News 2023 Limited	UK
News 2024 Limited	UK
News Advertising Sales, Incorporated	USA
News America DTH Techco, Inc.	USA
News Collins Holdings Limited	UK
News Collins Limited	UK
News Corp Europe Limited	UK
News Corp Europe S.r.l.	Italy
News Financial Services Limited	Cayman Islands
News German Television Holdings GmbH	Germany
News Group Newspapers Limited	UK
News International (Advertisements) Limited	UK
News International Associated Services Limited	UK
News International Distribution Limited	UK
News International Newspapers (Knowsley) Limited	UK
News International Newspapers (Scotland) Limited	UK
News International Newspapers Limited	UK
News International Pension Trustees Limited	UK
News International plc	UK
News International Supply Company Limited	UK
News International Television Investment Company Limited	UK
News International Television Limited	UK
News Investments UK Limited	USA
News Japan Programming Services Limited	UK
News Magazines Holdings Limited	UK
News NCH	UK
News Network Holdings Limited	UK
News Network Limited	UK

Country of Incorporation
News Notes Limited	UK
News of the World Limited	UK
News Omnimedia Limited	UK
News Outdoor Limited	UK
News Promotions Limited	UK
News Property One Limited	UK
News Property Two Limited	UK
News Publishers Limited	Bermuda
News Retail Services Limited	UK
News Telemedia Europe Limited	UK
News Television B.V.	Netherlands
News Television Japan	UK
News Television Limited	UK
News Times Holdings Limited	UK
News UK Nominees Limited	UK
Newscorp Finance Limited	Cayman Islands
Newscorp Finance N.V.	Netherlands Antilles
Newscorp Japan Holdings B.V.	Netherlands
Newscorp Japan Investments B.V.	Netherlands
Newscorp Netherlands Antilles N.V.	Netherlands Antilles
Newscorp Preference Limited	Cayman Islands
NGN Editorial Pension Trustees Limited	UK
NGN Executive Pension Trustees Limited	UK
NGN Staff Pension Trustees Limited	UK
NI Radio Limited	UK
NI Syndication Limited	UK
NJHBV Holdco, Inc.	USA
Nursery World Limited	UK
Ordinto Investments	UK
Salcombe Securities Limited	UK
Satellite Marketing and Advertising Limited	UK
SBUKV Management Limited	UK
SESLA, Inc.	USA
Sky Channel Limited	UK
Sky Global Holdings, Inc.	USA
Sky Global Networks, Inc.	USA
Sky Global Operations, Inc.	USA
Sky Global Services, Inc.	USA
Sky Investments U.K., Inc.	USA
Star Advertising Sales Limited	UK
The News Corporation Limited Japan	Japan
The Sun Limited	UK
The Sunday Times Limited	UK
The Times Educational Supplement Limited	UK
The Times Higher Educational Supplement Limited	UK
The Times Limited	UK
The Times Literary Supplement Limited	UK
The Times Network Systems Limited	UK
The Times Pension Trusts Limited	UK
Times Crosswords Limited	UK
Times Newspapers Holdings Limited	UK
Times Newspapers Limited	UK
Times Newspapers Production Company Limited	UK
TNL Pension Trustees Limited	UK
Tower Trustees Limited	UK
TSL Education Limited	UK
TVGH Holdco, Inc.	USA

Country of Incorporation
Virginia Three Limited	UK
Virginia Two Limited	UK
Welling Storage Limited	UK
Worldwide Learning Limited	UK

HARPERCOLLINS PUBLISHERS INC.	USA
Editora Harper & Row de Brazil Ltda.	Brazil
Editora Vida Ltda.	Brazil
The Zondervan Corporation	USA
Vida Publishers, Inc.	USA
Zondervan (republica Dominicana) S.A	Dominican Republic
Zondervan International, Inc.	USVI
HARPERCOLLINS (UK)	UK
Bartholomew Limited	UK
Cobuild Limited	UK
Collins Desktop Publishing Limited	NZ
Dolphin Bookclub Limited	UK
Dovcom Nominees Pty. Limited	Aust
Dove Communications Trust	Aust
Fourth Estate Limited	UK
George Allen & Unwin (Publ) Limited	UK
Golden Press Pty. Limited	Aust
Harper Educational (Australia) Pty. Limited	Aust
HarperCollins Canada Limited	Canada
HarperCollins Investments (UK) Limited	UK
HarperCollins Publishers (Australia) Pty. Limited	Aust
HarperCollins Publishers (New Zealand) Limited	NZ
HarperCollins Publishers Limited	UK
HarperCollins Publishers Pensions Trustee Co. Limited	UK
HarperCollins Publishers Pty Limited	Aust
Marshall Pickering Holdings Limited	UK
Pollokshields Printing Services Limited	UK
Thorsons Publishers Limited	UK
Thorsons Publishing Group Limited	UK
Times Books Group Limited	UK
Times Books Limited	UK
Unwin Hyman Limited	UK
William Collins Holdings Limited	UK
William Collins International Limited	UK
William Collins Sons & Company Limited	UK

NEWS PUBLISHING AUSTRALIA LIMITED	USA
ASkyB Holdings, Inc.	USA
Austair, Inc.	USA
Balkan News Corporation EAD	Bulgaria
Broadsystem Incorporated	USA
DLO Corporation	USA
EFL Licensing, Inc.	USA
epartners Limited	USA
Evergreen Trading Co, Inc.	USA
FEG Holdings, Inc.	USA
Fox, Inc.	USA
Fox Studios East, Inc.	USA
Fox TV 10 Holdings, Inc.	USA
Genuine Internet, Inc.	USA
Heiko, LLC	USA
Heritage Broadcasting Group, Inc.	USA

Country of Incorporation
Heritage GP, Inc.	USA
Heritage Media Corporation	USA
Heritage Media Management, Inc.	USA
Heritage Media Services, Inc.	USA
HMI Broadcasting Corporation	USA
KIHT, Inc.	USA
LJL Corp.	USA
LTVGIA Holdco, Inc.	USA
LUVSG Holdco, Inc.	USA
Murdoch Publications, Inc.	USA
NAHI Real Estate Corporation	USA
NAPI G.P. Corp., Inc.	USA
NAPI/WNS, Inc.	USA
News Air, Inc.	USA
News America DTH Leasing, Inc.	USA
News America Finance, Inc.	USA
News America Holdings Incorporated	USA
News America Incorporated	USA
News America In-Store, Inc.	USA
News America Magazines, Inc.	USA
News America Marketing FSI, Inc.	USA
News America Marketing In-Store Services, Inc.	USA
News America Marketing Interactive, Inc.	USA
News America Marketing Properties, Inc.	USA
News America Publishing Incorporated	USA
News America Real Estate, Inc.	USA
News Bulgaria, Inc.	USA
News Bulgaria Television, LLC	USA
News Corporation	USA
News Digital Media, Inc.	USA
News DTH Argentina Holdings, Inc.	USA
News Group / Times Newspapers U.K., Inc.	USA
News Group Realty Corporation	USA
News In-Flight Network Company	USA
News Limited of Australia, Inc.	USA
News Marketing Canada Corp.	Canada
News PLD LLC	USA
News Romania Inc.	USA
News Sports Programming, Inc.	USA
News T Investments, Inc.	USA
News T Magazines, Inc.	USA
News T Operations, Inc.	USA
News Television Romania S.r.l.	Romania
News Triangle Finance, Inc.	USA
News TV Romania B.V.	Netherlands
News Yacht Limited	Cayman Islands
NYP Holdings, Inc.	USA
NYP Realty Corporation	USA
Omni Holdings, Inc.	USA
Repaca, Inc.	USA
Rugged Limited	Bermuda
San Antonio Film Features, Inc.	USA
Smart Source Direct, Inc.	USA
Sports Team Analysis and Tracking System of Missouri, Inc.	USA
STATS Mexico Holdings, Inc.	USA
STAR US Holdings, Inc.	USA
STAR US Holdings Subsidiary, Inc.	USA

Country of Incorporation
Supermarket Radio Network, Inc.	USA
TENC, Inc.	USA
The Express-News Corporation	USA
WGH, Inc.	USA
WIL Music, Inc.	USA
World Printing Company, Inc.	USA
WVAI, Inc.	USA
AH WR Pty. Limited	Aust
APR City/TVD LLC*	Russia
AR Technologies LLC*	Russia
Beijing PDN Xin Ren Information Technology Co. Limited	China
Brisbane Broncos Limited	Aust
Channel [V] Music Networks Limited Partnership	HK
Channel [V] Netherlands No 1 B.V.	Netherlands
Channel [V] Netherlands No 2 B.V.	Netherlands
Classic FM VOF	Netherlands
DDUP LLC*	Russia
epartners UK Management Limited	UK
eVentures Limited	UK
Exclusiv Media S.R.L	Romania
Fairmont Technologies Limited*	BVI
Forcewide Limited	HK
Greenwich Investments Limited	HK
Indya.com Portal Private Limited	India
Infosports NRL Pty. Limited	Aust
LogoVaz News Corporation LLC	Russia
Media Support Services Limited*	BVI
Mediwa Investments BV	Netherlands
Mercury Outdoor Displays Limited*	BVI
Microtrans Limited	UK
Multimedia Holdings B.V.	Netherlands
Natural History Limited	NZ
News Broadcasting Japan KK	Japan
News Offset Limited	UK
News Out of Home BV	Netherlands
News Out of Home GmbH	Austria
News Out of Home Limited	UK
News Outdoor Hungary Kft	Hungary
News Outdoor Russia LLC*	Russia
Newsett Ltd.	UK
Outdoor Systems Limited*	BVI
Outdoor Systems LLC*	Russia
Outdoor Technologies Limited*	BVI
Outdoor Technologies LLC*	Russia
Post Courier Limited	PNG
Primesite Limited*	BVI
Primesite LLC*	Russia
Quo spol sro	Czech Republic
Radio Modern LLC	Russia
Radio Natsionalnoi Sluzhbi Novostei	Russia
Radio Nostalgia LLC	Russia

Country of Incorporation
SC2000H sro	Czech Republic
Service Reklama LLC*	Russia
Sky Radio A/S	Denmark
Sky Radio B.V.	Netherlands
Sky Radio Envenementen BV	Netherlands
Sky Radio Hessen GmbH and Co. KG	Germany
Sky Radio Hessen Verwaltung GmbH	Germany
Sky Radio Limited	UK
South Pacific Post Pty. Limited	PNG
STAR Group Regional (Thailand) Ltd.	Thailand
Tianjin Golden Mainland Development Company Limited	China
Town & City II S.A	Poland
TVC Limited*	BVI
TVC UK Limited*	UK
TVD LLC*	Russia
Ultra Production LLC	Russia
V Business (Thai) Limited	Thailand
VDotcom (Thailand) Company Limited	Thailand
Vdotcom Holdings Limited	HK
VIJAY Television Limited	China

FOX ENTERTAINMENT GROUP, INC.	USA
19th Holdings Corporation	USA
21st Century Fox Film Corporation	USA
Affiliated Regional Communications Ltd.	USA
AHN/FIT Cable, LLC	USA
AHN/FIT Holdings, Inc.	USA
AHN/FIT Internet, LLC	USA
AHN/FIT Ventures, Inc.	USA
Ames Entertainment Ltd.	Canada
ARC Holding, Ltd.	USA
Auction Media Ventures, LLC	USA
Baja Holdings, Inc.	USA
Baja Studios, Inc.	USA
Bazmark Film Pty. Limited	Aust
Because He Can Productions, Inc.	USA
BHC International Television, Inc.	USA
BHC Network Partner II, Inc.	USA
BHC Network Partner III, Inc.	USA
BHC Network Partner IV, Inc.	USA
BHC Network Partner, Inc.	USA
BHC Properties, Inc.	USA
Blue Sky Studios, Inc.	USA
Bob Productions, Inc.	USA
BST, S.A. de C.V.	Mexico
Cable Network Services, L.L.C.	USA
Camp Management Incorporated, S.A.	Dominican Republic
Can’t Can’t Productions, Inc.	USA
Cannell Entertainment, Inc.	USA
Cannell Production Services, Inc.	Canada
CCI Broadcasting, Inc.	USA

Country of Incorporation
CCI Television Productions, Inc.	USA
CCI Television, Inc.	USA
Centfox Film GmbH	Austria
Centfox Film, GESmbH	Austria
Cinemascope Products, Inc.	USA
Colony Productions, Ltd.	Canada
Cornwall Ventures, LLC	USA
Cotton Cage Productions, Inc.	USA
Crash, LLC	USA
D.A.W. Productions, Inc.	USA
DAT Productions, Inc.	USA
Day John Died Productions, Inc.	USA
Deliberate Intent Productions Ltd.	Canada
Deliberate Intent, Inc.	USA
Deluxe Laboratories Film Storage, Inc.	USA
Desert Productions Pty. Limited	Aust
Digital Leaseholds, Inc.	USA
Dodgertown, Inc.	USA
Drive-In Cinemas Limited	Kenya
Emmett Street Films, Inc.	USA
Evergreen Television Production, Inc.	USA
F4 Productions, Inc.	USA
FA Productions, Inc.	USA
FBC Sub, Inc.	USA
Fever Pitch Productions, Inc.	USA
FF Productions Limited	Canada
Final Stretch Productions, Inc.	USA
FLAC Worldwide LLC	USA
Four Star Entertainment Corp.	USA
Four Star International, Inc.	USA
Fox Animation Los Angeles, Inc.	USA
Fox Animation Studios, Inc.	USA
Fox Animation Studios, Inc.	Aust
Fox Australia Pty. Limited	Aust
Fox Baseball Holdings, Inc.	USA
Fox Basketball Holdings, LLC	USA
Fox Broadcasting Company	USA
Fox Broadcasting Sub, Inc.	USA
Fox Cable Network Services, LLC	USA
Fox Cable Networks Ventures, Inc.	USA
Fox Center Productions, Inc.	USA
Fox Circle Productions, Inc.	USA
Fox Daytime Prods., Inc.	USA
Fox Development Group, Inc.	USA
Fox East Productions, Inc.	USA
Fox Film A/S	Norway
Fox Film ApS	Denmark
Fox Film De Cuba S.A.	Cuba
Fox Film de la Argentina S.A.	Argentina
Fox Film Do Brasil Ltda.	Brazil
Fox Film Do Brasil Ltda.	USA

Country of Incorporation
Fox Filmed Entertainment Australia Pty. Limited	AUST
Fox Hockey Holdings, LLC	USA
Fox Home Entertainment Ltd.	UK
Fox Home Entertainment Worldwide, LLC	USA
Fox Interactive Ltd.	UK
Fox Interactive Television, LLC	USA
Fox Interactive, Inc.	USA
Fox Interamericana S.A.	Mexico
Fox International Entertainment Channel (UK) Limited	UK
Fox International Entertainment Channel (US), Inc.	USA
Fox International Entertainment Channel Espana S.L.	Spain
Fox International Equity, Inc.	USA
Fox International, Inc.	USA
Fox Island Productions, Inc.	USA
Fox Japan Movie Channels, Inc.	USA
Fox Japan Television Programming Services, Inc.	USA
Fox Lane Productions, Inc.	USA
Fox LAPTV LLC	USA
Fox Latin American Channel, Inc.	USA
Fox Lone Star Holdings, LLC	USA
Fox Media Services, Inc.	USA
Fox Moore Park Pty. Limited	AUST
Fox Motion Picture Venture No. 1, Inc.	USA
Fox Movie Channel, Inc.	USA
Fox Movietonews, Inc.	USA
Fox Music, Inc.	USA
Fox Net, Inc.	USA
Fox News Holdings, Inc.	USA
Fox News Network, LLC	USA
Fox News Productions, Inc.	USA
Fox News Service, Inc.	USA
Fox News, Inc.	USA
Fox Nitetime Prods., Inc.	USA
Fox Partnership Investment Pty. Limited	AUST
Fox Pathe Home Entertainment Limited	UK
Fox Pay-Per-View Services, Inc.	USA
Fox Production Services Pty. Limited	AUST
Fox Professional Services 2, LLC	USA
Fox Professional Services 3, LLC	USA
Fox Professional Services, LLC	USA
Fox Records, Inc.	USA
Fox Regional Sports Holdings II, Inc.	USA
Fox Regional Sports Holdings, Inc.	USA
Fox Regional Sports Member II, Inc.	USA
Fox Searchlab, Inc.	USA
Fox Searchlight Pictures, Inc.	USA
Fox Services, Inc.	USA
Fox Software, Inc.	USA
Fox Sports Arena, LLC	USA
Fox Sports Basketball, LLC	USA
Fox Sports CNS, LLC	USA

Country of Incorporation
Fox Sports Digital Nets, Inc.	USA
Fox Sports Eastern Europe, LLC	USA
Fox Sports Europe Distribution LLC	USA
Fox Sports Hockey, LLC	USA
Fox Sports International B.V	Netherlands
Fox Sports International Distribution Ltd.	Cayman Islands
Fox Sports International Equity LLC	USA
Fox Sports International Sales LLC	USA
Fox Sports Israel Distribution LLC	USA
Fox Sports Middle East Ltd.	Cayman Islands
Fox Sports Net Arizona, LLC	USA
Fox Sports Net Baseball, LLC	USA
Fox Sports Net Bay Area Holdings, LLC	USA
Fox Sports Net Canada Holdings, LLC	USA
Fox Sports Net Chicago Holdings, LLC	USA
Fox Sports Net Detroit, LLC	USA
Fox Sports Net Distribution, LLC	USA
Fox Sports Net Finance, Inc.	USA
Fox Sports Net Financing, Inc.	USA
Fox Sports Net National Ad Sales Holdings, LLC	USA
Fox Sports Net National Network Holdings, LLC	USA
Fox Sports Net North, LLC	USA
Fox Sports Net Northwest, LLC	USA
Fox Sports Net Pittsburgh, LLC	USA
Fox Sports Net Rocky Mountain (GP)	USA
Fox Sports Net Utah, LLC	USA
Fox Sports Net West 2, LLC	USA
Fox Sports Net West, LLC	USA
Fox Sports Net, LLC	USA
Fox Sports Networks, LLC	USA
Fox Sports OLN, LLC	USA
Fox Sports Productions, Inc.	USA
Fox Sports Regional News, LLC	USA
Fox Sports RPP Holdings, LLC	USA
Fox Sports SV, LLC	USA
Fox Sports U.S. Distribution LLC	USA
Fox Sports Ventures Productions, LLC	USA
Fox Sports World Middle East, LLC	USA
Fox Sports World, LLC	USA
Fox Square Productions (Canada), Inc.	USA
Fox Square Productions, Inc.	USA
Fox Stations Sales, Inc.	USA
Fox Studios Australia Pty. Limited	AUST
Fox Television Animation, Inc.	USA
Fox Television Australia Pty. Limited	AUST
Fox Television Group S. de R.L. de C.V.	Mexico
Fox Television Holdings, Inc.	USA
Fox Television Stations of Birmingham, Inc.	USA
Fox Television Stations of Philadelphia, Inc.	USA
Fox Television Stations, Inc.	USA
Fox Television Studios Productions, Inc.	USA

Country of Incorporation
Fox Television Studios, Inc.	USA
Fox Transactional TV, Inc.	USA
Fox Tunes, Inc.	USA
Fox Unit Investment Pty. Limited	AUST
Fox Video International Corporation	USA
Fox West Pictures, Inc.	USA
Fox World Productions, Inc.	USA
Fox World Ventures Holland, Inc.	USA
Fox Worldwide Telecommunications LLC	USA
Fox Worldwide Television LLC	USA
Fox Worldwide Theatrical LLC	USA
Fox/UTV Holdings, Inc.	USA
Foxfilmes Limitada	Portugal
Foxlab, Inc.	USA
Fox-NGC (International) Holdings, Inc.	USA
Fox-NGC (US) Holdings, Inc.	USA
FoxStar Productions, Inc.	USA
FoxVideo International Distribution, Inc.	USA
FoxVideo New Zealand Limited	NZ
FoxView, Inc.	USA
FRSM FX, Inc.	USA
FRSM Holdings, Inc.	USA
FRT Productions, Inc.	USA
FS Australia LLC	USA
FSI SPV, Inc.	USA
FSO Productions, Inc.	USA
FTS Boston, Inc.	USA
FTS Investments, Inc.	USA
FTS North Carolina, Inc.	USA
FTS Philadelphia, Inc.	USA
FWA Productions, Inc.	USA
FX Networks, LLC	USA
Galaxy Way Finance Company, Inc.	USA
Galaxy Way Productions, Inc.	USA
Galileo Productions, Inc.	USA
GATV Productions, Inc.	USA
Geek Productions, Inc.	USA
Genesis Video Entertainment, Inc.	USA
Georgetown Productions Ltd.	Canada
Georgetown Productions, Inc.	USA
Giant Bowling Pin Productions, Inc.	USA
Glen Avenue Films, Inc.	USA
Glimpse of Hell Productions Ltd.	Canada
Glimpse of Hell Productions, Inc.	USA
Glow Productions Ltd.	Canada
Gold Key Entertainment, Inc.	USA
Gone Fission, Inc.	USA
Good Ghouls, Inc.	USA
Greenleaves Productions, Inc.	USA
GTH-103, Inc.	USA
Guthy-Renker Holding Corporation	USA

Country of Incorporation
Harmon Cove Productions, Inc.	USA
Harsh Realm US Prodco, Inc.	USA
Highgate Pictures, Inc.	USA
Highgate Productions, Inc.	USA
Hispano FoxFilm S.A.E.	Spain
HP Integration, Inc.	USA
In-Cine Distribuitora Cinematografica, S.L.	Spain
International Sports Programming LLC	USA
ISP Holdings, LLC	USA
ISP Transponder LLC	USA
J&A Productions, Inc.	Canada
KCOP Television, Inc.	USA
KDFW License, Inc.	USA
KDFW Television, Inc.	USA
KNSD License, Inc.	USA
Kronenberg Chronicles, Inc.	USA
KSAZ License, Inc.	USA
KSAZ Television, Inc.	USA
KTBC License, Inc.	USA
KTBC Television, Inc.	USA
KTVI License, Inc.	USA
KTVI Television, Inc.	USA
L.C. Holding Corp.	USA
LAPTV A Corporation	USA
LAPTV B Corporation	USA
Latin America Finance Company, Inc.	Cayman Islands
Law Productions Ltd.	Canada
Leap Off Productions, Inc.	USA
Learning Corporation of America	USA
Learning Corporation of America Films, Inc.	USA
Les Productions Fox Europa S.A.	France
Liberty Productions, Inc.	USA
Liberty/Fox ARC L.P.	USA
Liberty/Fox Southeast LLC	USA
Liberty/Fox Sunshine LLC	USA
Library Holdings, Inc.	USA
Looks At Productions, Inc.	USA
Los Angeles Dodgers, Inc.	USA
Millennium Canadian Productions East Ltd.	Canada
Millennium Canadian Productions Ltd.	Canada
Millennium US Prodco, Inc.	USA
Mirror Pictures Corporation	USA
Monet Lane Prods., Inc.	USA
Monty Two, Inc.	USA
Movietonews, Inc.	USA
MVP Video Productions, Inc.	USA
NA Property Holdings, Inc.	USA
National Studios, Inc.	USA
Natural History New Zealand Ltd.	NZ
Netherlands Fox Film Corporation B.V.	Netherlands
New Dallas Media, Inc.	USA

Country of Incorporation
New DMIC, Inc.	USA
New Millennium Investors LLC	USA
New World Administration	USA
New World Animation, Ltd.	USA
New World Communications Group Incorporated	USA
New World Communications of Atlanta, Inc.	USA
New World Communications of Detroit, Inc.	USA
New World Communications of Kansas City, Inc.	USA
New World Communications of Milwaukee, Inc.	USA
New World Communications of Ohio, Inc.	USA
New World Communications of St Louis, Inc.	USA
New World Communications of Tampa, Inc.	USA
New World Entertainment, Ltd.	USA
New World Pictures, Ltd.	USA
New World Television Incorporated	USA
New World Television Productions, Inc.	USA
New World Television Programming	USA
New World Video	USA
New World/Genesis Distribution	USA
News From The Edge Productions Ltd.	Canada
News From The Edge, Inc.	USA
News Germany Holding GmbH	Germany
News Preferred Finance, Inc.	USA
NF Productions, Inc.	USA
Norcal Communications, Inc.	USA
Northgate Productions, Inc.	USA
NW Communications of Austin, Inc.	USA
NW Communications of Phoenix, Inc.	USA
NW Communications of San Diego, Inc.	USA
NW Communications of Texas, Inc.	USA
NW Management Incorporated	USA
NW Programs Incorporated	USA
NWC Acquisition Corporation	USA
NWC Holdings Corporation	USA
NWC Intermediate Holdings Corporation	USA
NWC Management Corporation	USA
NWC Sub I Holdings Corporation	USA
NWC Sub II Holdings Corporation	USA
NWCG Holdings Corporation	USA
NWE Holdings Corporation	USA
NWE Sub I Incorporated	USA
NWTV Intermediate Holdings Corporation	USA
O/Y Fox Film A/B	Finland
Oregon Television, Inc.	USA
P&T Productions, Inc.	USA
Panoramic Productions, Inc.	USA
Pico Films, Inc.	USA
Pinelands Broadcasting, Inc.	USA
Pinelands, Inc.	USA
President Video Limited	UK
Prime Network LLC	USA

Country of Incorporation
Prime Time Media, Inc.	USA
Rags Productions, Inc.	USA
Ray Tracing Films, Inc.	USA
Redweed Productions, LLC	USA
REI Datacast, Inc.	USA
Rewind Music, Inc.	USA
Rubicon Enterprises, Inc.	USA
Say It Isn’t So Productions, Inc.	USA
SC Productions, Inc.	USA
Schrodinger’s Cat Productions, Inc.	USA
SCI Sub 1 Incorporated	USA
SCI Subsidiary Corporation	USA
SCPI, Inc.	USA
Servicios BST, S.A. de C.V.	Mexico
Seven Seas Ventures II, Inc.	USA
Shadow Productions, Ltd.	UK
Shoot the Horse Productions, Inc.	USA
Sin Eater Productions, Inc.	USA
Small Cages Productions, Inc.	USA
SOB Productions, Inc.	USA
Speed Channel, Inc.	USA
Sports Geniuses, Inc.	USA
Sports Holding, Inc.	USA
Sports One, LLC	USA
SportSouth Holdings, LLC	USA
Springwood Productions, Inc.	USA
Sprocket Music, Inc.	USA
STF Productions, Inc.	USA
Strange Universe Productions, Inc.	USA
Strange World Productions, Inc.	USA
Strike-A-Match Productions, Inc.	USA
Studios De La Playa, S.A. de C.V.	Mexico
Sunshine Network	USA
Sunshine Network, Inc.	USA
Sunshine Network of Florida, Ltd	USA
TCF Canadian TV Enterprises, Inc.	USA
TCF Digital Holdings, Inc.	USA
TCF Distributing, Inc.	USA
TCF Eastern Europe, Inc.	USA
TCF Harsh Realm Productions, Inc.	USA
TCF Hungary Film Rights Exploitation, LLC	Hungary
TCF Music Publishing, Inc.	USA
TCF Speed II Productions, Inc.	USA
TCFTV Canadian Productions, Inc.	USA
TCFTV Canadian Services, Inc.	USA
TCFTV CanPro II, Inc.	Canada
TCFTV CanPro III Ltd.	Canada
TCFTV CanPro, Inc.	USA
TCFTV US Prodco #1, Inc.	USA
TCFTV US Prodco #2, Inc.	USA
TCFTV US Prodco #3, Inc.	USA

Country of Incorporation
TCFTV US Prodco #4, Inc.	USA
TCFTV US Prodco #5, Inc.	USA
TCFTV US Prodco #6, Inc.	USA
TCFTV US Prodco #7, Inc.	USA
TCFTV Van II Services Ltd.	Canada
TCFTV Van Services Ltd.	Canada
TCFTV Worldwide Productions, Inc.	USA
The Barn Productions, Inc.	USA
The Colony Productions, Inc.	USA
The Fox Interactive Store, Inc.	USA
The Fox Store, Inc.	USA
The Greenblatt Janollari Studio, Inc.	USA
The Test Productions, Inc.	USA
Tomorrow Films Ltd.	Canada
TVF II Productions, Inc.	USA
TVF Productions, Inc.	USA
TVM Productions, Inc.	USA
TVT License, Inc.	USA
Twentieth Century Fox (Far East), Inc.	USA
Twentieth Century Fox A/O	Russian Federation
Twentieth Century Fox Canada Limited	Canada
Twentieth Century Fox Chile, Inc.	USA
Twentieth Century Fox Distributing Corporation	USA
Twentieth Century Fox Film (East) Private Limited	Singapore
Twentieth Century Fox Film (Malaya) Sendirian Berhad	Malaysia
Twentieth Century Fox Film Belge S.A.	Belgium
Twentieth Century Fox Film Company (Export) Limited	UK
Twentieth Century Fox Film Company Limited	UK
Twentieth Century Fox Film Company Services Limited	UK
Twentieth Century Fox Film Corporation	USA
Twentieth Century Fox Film Corporation (Australia) Pty. Limited	AUST
Twentieth Century Fox Film Corporation Societe D’Exploitation Pour La Suisse	Switzerland
Twentieth Century Fox Film de Mexico, S.A.	Mexico
Twentieth Century Fox Film Distributors Pty. Limited	AUST
Twentieth Century Fox Film Netherlands B.V.	Netherlands
Twentieth Century Fox Films S.A.	Panama
Twentieth Century Fox France, Inc.	USA
Twentieth Century Fox Home Entertainment AB	Sweden
Twentieth Century Fox Home Entertainment Australia Pty. Limited	AUST
Twentieth Century Fox Home Entertainment B.V.	Netherlands
Twentieth Century Fox Home Entertainment Canada Limited	Canada
Twentieth Century Fox Home Entertainment de Mexico S.A. de C.V.	Mexico
Twentieth Century Fox Home Entertainment Espana S.A.	Spain
Twentieth Century Fox Home Entertainment France S.A.	France
Twentieth Century Fox Home Entertainment Germany GmbH	Germany
Twentieth Century Fox Home Entertainment Italia S.p.A.	Italy
Twentieth Century Fox Home Entertainment Japan KK	Japan
Twentieth Century Fox Home Entertainment Korea	Korea
Twentieth Century Fox Home Entertainment Latin America, Inc.	Cayman Islands
Twentieth Century Fox Home Entertainment Limited	UK
Twentieth Century Fox Home Entertainment Middle East, Inc.	USA

Country of Incorporation
Twentieth Century Fox Home Entertainment South Pacific Pty. Limited	AUST
Twentieth Century Fox Home Entertainment, Inc.	USA
Twentieth Century Fox Hong Kong, Inc.	USA
Twentieth Century Fox Import Corporation	USA
Twentieth Century Fox, Inc.	USA
Twentieth Century Fox India, Inc.	USA
Twentieth Century Fox Inter-America, Inc.	USA
Twentieth Century Fox International Corporation	USA
Twentieth Century Fox International Limited	UK
Twentieth Century Fox International Telecommunications Distribution, Inc.	USA
Twentieth Century Fox International Television Distribution, Inc.	USA
Twentieth Century Fox International Television, Inc.	USA
Twentieth Century Fox International Theatrical Distribution, Inc.	USA
Twentieth Century Fox Italy S.p.A., Inc.	Italy
Twentieth Century Fox Italy S.p.A., Inc.	USA
Twentieth Century Fox Korea, Inc.	Korea
Twentieth Century Fox Latin America Theatrical, Inc.	Cayman Islands
Twentieth Century Fox Licensing & Merchandising Limited	UK
Twentieth Century Fox Merchandise Store, Inc.	USA
Twentieth Century Fox of Germany GmbH	Germany
Twentieth Century Fox Pakistan, Inc.	USA
Twentieth Century Fox Pay Television (Australia) Pty. Limited	AUST
Twentieth Century Fox Peruana S.A.	Peru
Twentieth Century Fox Philippines, Inc.	Philippines
Twentieth Century Fox Productions Limited	UK
Twentieth Century Fox Puerto Rico, Inc.	Puerto Rico
Twentieth Century Fox Studio Club	USA
Twentieth Century Fox Telecommunications International, Inc.	USA
Twentieth Century Fox Television Limited	UK
Twentieth Century Fox Thailand, Inc.	USA
Twentieth Century Fox Titanic Productions, Inc.	USA
Twentieth Century Fox Trinidad Limited	Trinidad
Twentieth Century Fox Worldwide Productions, Inc.	USA
Twentieth Century Fox, Sweden Aktiebolaget	Sweden
Twentieth Television, Inc.	USA
Twenty-First Century Film Corporation	USA
Twenty-First Century Fox Corporation	USA
Twenty-First Century Fox Film Company Limited	UK
Twenty-First Century Fox Film Distributors Pty. Limited	AUST
Twenty-First Century Fox Italy S.r.I.	Italy
Twenty-First Century Fox Mexico, S.A. de C.V.	Mexico
Twenty-First Century Fox Productions, Inc.	USA
Twenty-First Century Fox Varieties, Inc.	USA
UEG Productions, Inc.	USA
United Entertainment Group, Inc.	USA
United Television Sales, Inc.	USA
UTV of Baltimore, Inc.	USA
UTV of Orlando, Inc.	USA
UTV of San Francisco, Inc.	USA
Van Ness Films, Inc.	USA
Venue Merchandising, Inc.	USA

Country of Incorporation
Very Imaginative Pictures, Inc.	USA
WAGA License, Inc.	USA
WBRC and WGHP Holdings Corporation	USA
WBRC and WGHP Television Corporation	USA
WBRC License, Inc.	USA
WDAF License, Inc.	USA
WDAF Television, Inc.	USA
Wedron Silica Company	USA
West End Circle Studios, Inc.	USA
Westgate Productions, Inc.	USA
WFXT, Inc.	USA
WGHP License, Inc.	USA
WITI License, Inc.	USA
WJBK License, Inc.	USA
WJW License, Inc.	USA
Wolg Productions, Inc.	USA
World War III Productions Ltd.	Canada
World War III Productions, Inc.	USA
WWOR-TV, Inc.	USA
X-F Productions, Inc.	USA
XM2 Productions, Inc.	USA

NDS GROUP plc.	UK
Digi Media Vision Limited	UK
Karnit TV Commerce Limited **	Israel
NDS Americas, Inc.	USA
NDS Asia Pacific Limited	UK
NDS Asia Pacific Limited (Hong Kong & Korea Branch)	HK
NDS Asia Pacific Pty. Limited	Aust
NDS Beijing Information Technology Co	China
NDS Limited	UK
NDS Marketing Israel Limited **	Israel
NDS Technologies Israel Limited **	Israel
News Datacom Limited	UK
OpenBet Software Limited	UK
Orbis Technologies Limited	UK
Visionik Interactive TV A/S	Denmark

*	These entities are consolidated as the Company has 61.4% voting rights.
**	Companies of which firms other than Ernst & Young or its affiliates have acted as auditors.
BVI represents British Virgin Islands.
USVI represents United States Virgin Islands.
UAE represents United Arab Emirates
PNG represents Papua New Guinea